SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Olo Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

68134L109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68134L109	13 G

1	NAMES OF REPORTING PERSONS Noah Glass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,020,792 (see Item 4 herein)
	6	SHARED VOTING POWER 3,604,595 (see Item 4 herein)
	7	SOLE DISPOSITIVE POWER 10,020,792 (see Item 4 herein)
	8	SHARED DISPOSITIVE POWER 3,604,595 (see Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,625,387 (see Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4% of Class A Common Stock (see Item 4 herein)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 68134L109	13 G

Item 1(a)	Name of Issuer:

Olo Inc.

Item 1(b)	Address of Issuer’s principal executive offices:

99 Hudson Street

10th Floor

New York, New York 10013

Items 2(a)	Name of Reporting Persons filing:

Noah H. Glass

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of the Reporting Persons is c/o Olo Inc., 99 Hudson Street 10th Floor, New York, New York 10013.

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of class of securities:

Class A Common Stock, $0.001 par value per share

Item 2(e)	CUSIP No.:

68134L109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

(a) Amount Beneficially Owned:

As of December 31, 2022, Mr. Glass held sole voting and dispositive power over (i) 22,148 shares of Class A Common Stock held directly by him and (ii) 81,059 shares of Class A Common Stock exercisable pursuant to stock options held by Mr. Glass that are exercisable within 60 days of December 31, 2022.

As of December 31, 2022, Mr. Glass held sole voting and dispositive power over (i) 1,080,900 shares of Class B Common Stock held directly by him and (ii) 8,836,685 shares of Class B Common Stock exercisable pursuant to stock options held by Mr. Glass that are exercisable within 60 days of December 31, 2022.

As of December 31, 2022, Mr. Glass’s spouse held voting and dispositive power over 3,604,595 shares of Class B Common Stock held by the Glass Family Trust, for which Mr. Glass’s spouse acts as the sole trustee.

The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 68134L109	13 G

(b) Percent of Class:

Based on (i) 105,945,207 shares of the Issuer’s Class A Common Stock and (ii) 57,460,687 shares of the Issuer’s Class B Common Stock, in each case, issued and outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022, and the information set forth in (a) above, Mr. Glass beneficially owned 11.4% of the Issuer’s outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Glass as converted for purposes of computing this percentage)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,020,792

(ii)	Shared power to vote or to direct the vote: 3,604,595

(iii)	Sole power to dispose or to direct the disposition of: 10,020,792

(iv)	Shared power to dispose or to direct the disposition of: 3,604,595

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

By:	/s/ Noah H. Glass
Noah H. Glass